UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MARTIN MARIETTA MATERIALS, INC.

(Exact Name of Registrant as Specified in its Charter)

North Carolina	001-12744	56-1848578
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
4123 Parklake Avenue, Raleigh, NC		27612
(Address of principal executive offices)		(Zip Code)

Michael J. Petro

(919) 781-4550

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 – Resource Extraction Issuer Disclosure.

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits.

Item 3.01 Exhibits.

The following exhibit is included as part of this report.

2.01	Disclosure of Payments by Resource Extraction Issuers for the year ended December 31, 2025 furnished in XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC.
(Registrant)

By:	/s/ Michael J. Petro	September 18, 2026
	Michael J. Petro	(Date)
Executive Vice President and
Chief Financial Officer